FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 24, 2005, Series 2005-GP1	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)


05065278

SEP 01 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By:
Name: Joseph T. Jurkowski Jr.
Title: Vice President

Dated: August 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 3 0 2005
WASH, D.C.
198

Preliminary Term Sheet

$[341,926,000] *(Approximate)*

SACO I Trust 2005-GP1

(HELOCs)
Mortgage-Backed Notes, Series 2005-GP1

EMC Mortgage Corporation
Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

LaSalle Bank National Association
Master Servicer

Assured Guaranty Corp.
Class A-1 and Class M-1 Note Insurer

August 19, 2005, revised

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and prospectus supplement (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in the communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$[341,926,000] *(Approximate)*
SACO I TRUST 2005-GP1,
Mortgage-Backed Notes, Series, 2005-GP1

Characteristics of the Offered Notes [1]

Class [1,3]	Initial Note Principal Amount [1]	Percent	Coupon Type[3]	Est. WAL to Call (years) [2]	Principal Window (months) [2]	Expected Final Maturity Date [4]	Final Scheduled Payment Date	Expected Ratings *(Moody's / S&P / Fitch)*
Class A-1	$ 272,048,000	77.57%	Variable	1.80	68	9/2016	8/2030	Aaa / AAA / AAA
Class A-2	$ 5,000,000	1.43%	Variable	1.80	68	9/2016	8/2030	Aaa / AAA / AAA
Class M-1	$ 58,566,000	16.70%	Variable	4.33	31	3/2015	8/2030	Aa1 / AAA / AAA
Class M-2	$ 3,682,000	1.05%	Variable	4.10	31	5/2012	8/2030	Baa3 / BBB- / BBB
Class B-1	$ 2,630,000	0.75%	Variable	4.10	32	11/2011	8/2030	Ba1 / BB+ / BBB-
Class B-2	$ 3,507,000	1.00%	Variable	3.98	NOT OFFERED HEREBY			Ba2 / BB / BB+
Class B-3	$ 1,754,000	0.50%	NA[5]	3.64	NOT OFFERED HEREBY			-- / BB- / BB
Class B-4	$ 1,753,000	0.50%	NA[5]	3.12	NOT OFFERED HEREBY			-- / B+ / B+

Notes:

(1) The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 Class B-2, Class B-3 and the Class B-4 Notes will be backed by cash flows from the HELOCs. The principal balance of each class of notes is subject to a 10% variance.
(2) The WAL and Principal Window are shown to the Optional Termination Date (as described herein) and are based upon an assumed pricing speed of 40% CPR and a 12% Draw Rate.
(3) For each Payment Date, the interest rate for the Class A-1 Notes and Class A-2 Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase to two times the original margin beginning on the first Payment Date after the first possible Payment Date the Optional Termination can be exercised) and (ii) the Net WAC Cap Rate (as defined herein). For each Payment Date, the interest rate for the Class M, Class B-1 and Class B-2 Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase by 1.5 times the original margin beginning on the first Payment Date after the first possible Payment Date the Optional Termination can be exercised) and (ii) the Net WAC Cap Rate.
(4) Expected Final Maturity Date assumes no Optional Termination is exercised.
(5) The Class B-3 and Class B-4 Notes will not have a coupon rate.

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of home equity lines of credit ("HELOCs"), which will consist of 6,113 revolving, adjustable-rate, first and second-lien HELOCs with an aggregate principal balance of approximately $350,694,315 as of August 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class A Notes

The Class A-1 Notes and Class A-2 Notes (together, the "Class A Notes") will be issued as floating-rate senior notes.

Class M Notes

The Class M-1 Notes and Class M-2 Notes (together, the "Class M Notes") will be issued as floating-rate mezzanine notes. The Class M Notes will be subordinate to Class A Notes, and senior to the Class B Notes. The Class M-2 Notes will be subordinate to Class M-1 Notes.

Class B Notes

The Class B-1 Notes, Class B-2, Class B-3 and Class B-4 Notes (collectively, the "Class B Notes") will be issued as subordinate notes. The Class B-1 and B-2 Notes will be issued as floating rate notes. The Class B-3 and B-4 Notes will be issued as principal-only notes. The Class B-2, Class B-3 and Class B-4 Notes are not offered hereby. The Class B Notes will be subordinate to the Class M Notes and Class A Notes. The Class B-4 Notes will be subordinate to the Class B-3, Class B-2 and Class B-1 Notes. The Class B-3 Notes will be subordinate to the Class B-2 and Class B-1 Notes. The Class B-2 Notes will be subordinate to the Class B-1 Notes.

Class S and Class E Certificates

SACO I Trust 2005-GP1 will also issue the Class S Certificates and Class E Certificates, which represent the equity interests in the trust and are not offered hereby.

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Servicer:	GMAC Mortgage Corporation. GMAC's servicer ratings are "Strong" by S&P and RPS1 by Fitch.
Master Servicer and Custodian:	LaSalle Bank National Association.
Indenture Trustee:	Citibank, N.A.
Owner Trustee:	Wilmington Trust.
Class A-1 and Class M-1 Note Insurer:	Assured Guaranty Corp. Assured's claims paying ability is rated "Aa1" by Moody's and "AAA" by Standard & Poor's and "AAA" by Fitch.
Sole Manager:	Bear, Stearns & Co. Inc.
Rating Agencies:	Moody's Investor Service, Standard & Poor's, and Fitch Ratings.
The Offered Notes:	The Class A-1, Class A-2, Class M-1, Class M-2 and Class B-1 Notes (collectively, the "Offered Notes").
The Non-Offered Notes:	The Class B-2, Class B-3 and Class B-4 Notes (together with the Offered Notes, the "Notes").
The Non-Offered Certificates:	The Class S Certificates and Class E Certificates.
Federal Tax Status:	One or more elections will be made to treat designated portions of the trust as real estate mortgage investment conduits for federal income tax purposes.
Registration:	Book-entry form, same day funds through DTC, Clearstream and Euroclear.
Denominations:	For the Class A, Class M and Class B Notes, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	August 1, 2005
Cut-Off Date:	August 24, 2005
Expected Pricing Date:	Week of August 8, 2005
Closing Date:	On or about September 9, 2005
Payment Date:	The 25th day of each month (or the next business day) commencing on September 26, 2005.
Collection Period:	With respect to any Payment Date (except the first Payment Date), it is the period beginning on the 11th day of the calendar month immediately preceding the month in which such Payment Date occurs and ending on the 10th day of the month in which such Payment Date occurs. With respect to the first Payment Date, it is the period beginning on August 25, 2005 and ending on September 10, 2005.

Record Date: With respect to the Class A, Class M and Class B Notes and any Payment Date, the close of business on the day prior to that Payment Date.

Final Scheduled Payment Date: August 2030.

ERISA Eligibility: The Class A Notes and Class M Notes are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to the considerations described in the prospectus supplement.

SMMEA Eligibility: The Offered Notes will not be "mortgage related securities" for purposes of SMMEA.

Optional Termination: On or after the Payment Date on which the principal balance of the Notes is equal to or less than 10% of the original principal balance of the Notes as of the Cut-off Date, the majority holder of the Class E Certificates may purchase all of the outstanding HELOCs (and any mortgaged properties in respect thereof), thereby effecting the early retirement of the Notes.

Spread Increase: If the majority holder of the Class E Certificates does not exercise its optional termination right on the first Payment Date after the first possible Payment Date upon which it can be exercised, the margins on the Class A Notes will increase by two times the original margin, and the margins on the Class M Notes, Class B-1 and Class B-2 Notes will increase by 1.5 times the original margins.

Originator: GreenPoint Mortgage

HELOC Amortization: The HELOCs included in the Trust may be drawn upon generally for a period (the "Draw Period") of five (5) or fifteen (15) years. HELOCs are interest only during the draw period.

The HELOCs are generally subject to a ten year repayment period following the end of the related Draw Period during which the outstanding principal balance of the HELOC will be repaid in monthly installments equal to 1/120 of the outstanding principal balance as of the end of such Draw Period. It is expected that approximately 99.97% of the HELOCs included in the Trust will have a repayment period of 10 years.

During the Managed Amortization Period (as defined herein), all draws that occur on the HELOCs following the Cut-off Date will be funded by principal payments collected before any payments of principal are made on the Notes. The occurrence of a "Rapid Amortization Event" (as described herein) will trigger the commencement of the "Rapid Amortization Period" during which all subsequent draws will be funded by EMC Mortgage Corporation, Inc. or such subsequent holder of the Class S Certificates.

During the Managed Amortization Period, when the draws in a particular period are greater than principal prepayments, EMC Mortgage Corporation, Inc. or such holder of the Class S Certificates will fund the difference (such difference, an "Additional Balance"). The party funding the Additional Balance generally will be entitled to reimbursement from principal collections prior to making principal payments on the Notes as described more fully herein.

Interest Accrual Period: For each Payment Date with respect to the Notes (other than the Class B-3 and B-4 Notes), the Interest Accrual Period will be the period beginning with the preceding Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day preceding such Payment Date (on an actual/360 basis).

Servicing Fee Rate: 0.5000% per annum on the aggregate principal balance of the HELOCs.

Note Interest Rate: For any Payment Date, the Note Interest Rate for each Class of Notes (other than the Class B-3 Notes and Class B-4 Notes) will be equal to the lesser of (i) One Month LIBOR plus the related margin and (ii) the Net WAC Cap Rate. The Class B-3 and Class B-4 Notes will not have a note interest rate.

Net WAC Cap Rate: The "Net WAC Cap Rate" will be a rate equal to the weighted average of the Net Mortgage Rates of the HELOCs adjusted to reflect the related Interest Accrual Period.

Net Mortgage Rate: The "Net Mortgage Rate" for any HELOC will be equal to the mortgage rate for such HELOC less the Expense Fee Rate.

Expense Fee Rate: The "Expense Fee Rate" is a rate equal to the sum of (i) the Servicing Fee Rate, (ii) a per annum rate equal to a fraction, the numerator of which is the product of (a) 12 and the sum of (b)(1) any Relief Act Shortfalls, (2) any prepayment interest shortfalls and (3) any expense payments to the Indenture Trustee subject to the limitation set forth in the Indenture and the denominator of which is the aggregate principal balance of the HELOCs at the beginning of the related Collection Period and (iii) the premiums payable to the Note Insurer (expressed as a per annum rate).

Net WAC Cap Rate Carryover Amount: On any Payment Date, the "Net WAC Cap Rate Carryover Amount" for such Class will be equal to the sum of (i) the excess, if any, of (a) the amount of interest accrued at the related Note Interest Rate for such Class without giving effect to the Net WAC Cap Rate over (b) the amount of interest accrued on such Class if the Note Interest Rate for such Payment Date is based on the Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Payment Date together with accrued interest on such unpaid portion at the related Note Interest Rate, for such Class without giving effect to the Net WAC Cap Rate. Any Net WAC Rate Carryover Amount will be paid on such Payment Date or future Payment Dates to the extent of funds available, as described under "Priority of Interest Payments"

Credit Enhancement: For the Class A-2, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes, credit enhancement will consist of the following:

(1) Excess Cashflow
(2) Overcollateralization Amount (initially, approximately 0.50%)
(3) Subordination
   a. Class A-2 Notes from the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes;
   b. Class M-2 Notes from the Class B-1 Notes, Class B-2, Class B-3 and Class B-4 Notes;
   c. Class B-1 Notes from the Class B-2, Class B-2 and Class B-3 Notes;
   d. Class B-2 Notes from the Class B-3 and Class B-4 Notes; and
   e. Class B-3 Notes from the Class B-4 Notes.

For the Class A-1 and Class M-1 Notes, credit enhancement will consist of the following:

(1) Excess Cashflow
(2) Overcollateralization Amount (initially, approximately 0.50%)
(3) Subordination
  a. Class A-1 Notes from the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes; and
  b. Class M-1 Notes from the Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes.
(4) Insurance Policy

Insurance Policy: The Note Insurer will guarantee for the Class A-1 Notes and Class M-1 Notes the following: (a) timely interest on the Class A-1 Notes and Class M-1 Notes at the applicable Note Interest Rate and (b) the amount of any charge-offs not covered by excess spread, Overcollateralization or subordination allocable to the Class A-1 Notes and Class M-1 Notes, and (c) the payment of principal on the Class A-1 Notes and Class M-1 Notes by no later than the August 2030 Payment Date. The Note Insurer will not guarantee any Net WAC Cap Rate Carryover Amounts.

Overcollateralization Amount: The "Overcollateralization Amount" on any date will be equal to (i) the Invested Amount less (ii) the aggregate principal balance of the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the Invested Amount as of the Cut-off Date. To the extent the Overcollateralization Amount on any Payment Date is below the Required Overcollateralization Amount, excess interest will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Interest Payments".

Required Overcollateralization Amount: Prior to the Stepdown Date, 0.50% of the Invested Amount as of the Cut-off Date. On or after the Stepdown Date, 1.00% of the Invested Amount, subject to a floor of 0.50% of the Invested Amount as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Payment Date, the Required Overcollateralization Amount will be the same as the Required Overcollateralization Amount on the preceding Payment Date (i.e. no stepdown will occur).

Stepdown Date: The later to occur of:
(x) the Payment Date occurring in September 2008 and
(y) the first Payment Date on which the Senior Enhancement Percentage is equal to or greater than 42.00%.

Senior Enhancement Percentage: "The Senior Enhancement Percentage" with respect to any Payment Date will be equal to (i) the sum of (a) the aggregate principal balance of the Class M Notes, (b) the aggregate principal balance of the Class B Notes and (c) the Overcollateralization Amount divided by (ii) the Invested Amount.

Initial and Target Credit Enhancement:

Class	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage On or After Stepdown Date
A-1 and A-2	21.00%	42.00%
M-1	4.30%	8.60%
M-2	3.25%	6.50%
B-1	2.50%	5.00%
B-2	1.50%	3.00%
B-3	1.00%	2.00%
B-4	0.50%	1.00%

Trigger Event: A Trigger Event will have occurred on a respective Payment Date if the a) rolling three-month sixty day plus delinquency rate exceeds 4.50% of the aggregate principal balance of the HELOCs, or b) cumulative charge-offs (net of subsequent recoveries) exceed the following percentages of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Payment Date	Percentage
48 and Less	2.25%
49 – 60	3.25%
61 – 72	4.00%
73 and Greater	4.40%

Invested Amount: With respect to any Payment Date, the Invested Amount is equal to the aggregate principal balance of the HELOCs minus the balance of the Class S Certificates, if any. At closing, the Invested Amount will be equal to the aggregate principal balance of the HELOCs as of the Cut-Off Date.

Floating Allocation Percentage: With respect to any Payment Date, the percentage equivalent to a fraction with the numerator equal to the Invested Amount at the end of the previous HELOC Collection Period and the denominator equal to the aggregate principal balance of the HELOCs as of the end of the previous HELOCs Collection Period (in the case of the first Payment Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.

Interest Collection Amount: With respect to any Payment Date, the "Interest Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to interest in accordance with the terms of the related HELOC agreement;
2) the interest portion of any purchase price received related to any repurchased loans;
3) the interest portion of the substitution adjustments received related to substituted HELOCs; and
4) any subsequent recoveries collected on a HELOC that was previously charged-off.

Managed Amortization Period: The period from the Cut-off Date to the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount (as defined herein) will be used to fund aggregate draws for the related Payment Date, pay down the balance of the Class S Certificates, if any, and pay down the Notes in accordance with the "Priority of Principal Payments."

Rapid Amortization Period: Begins upon the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount on the HELOCs will no longer be used to fund draws. The Principal Collection Amount will be used to pay down the Notes and the Class S Certificates on a pro rata basis.

Rapid Amortization Event: A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:

(i) Breach of representation and warranties or covenants in a material manner which continues unremedied for a specified period of time after written notice

(ii) A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;

(iii) The Trust becomes subject to the Investment Company Act of 1940; or

(iv) A Rapid Amortization Trigger Event is in effect.

Rapid Amortization Trigger Event: A Rapid Amortization Trigger Event will have occurred on a respective Payment Date, if cumulative charge-offs (net of recoveries) exceed the following percentage of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Payment Date	Percentage
37 – 48	3.00%
49 – 60	4.25%
61 – 72	5.00%
73 – 84	5.75%
85 +	6.25%

Seller's Certificate Pro Rata Test: During the Managed Amortization Period, if the balance of the Class S Certificates is greater than 3.00% of the aggregate principal balance of the HELOCs, the Seller's Certificate Pro Rata Test will have been met.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is met, the Available Principal Payment Amount (as defined herein) will be allocated pro rata to the Notes and to the Class S Certificates.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is not met, the Available Principal Payment Amount (as defined herein) will be allocated first to pay down the balance of the Class S Certificates, if any, and then allocated to pay down the Notes.

Principal Collection Amount: With respect to any Payment Date, the "Principal Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to principal in accordance with the terms of the related HELOC agreement;
2) the principal portion of any purchase price received related to any repurchased HELOCs; and
3) any substitution adjustment amount received related to substituted HELOCs.

Available Principal Payment Amount:

With respect to any Payment Date, the sum of:

(i) the greater of (A) zero and (B):

(1) with respect to any Payment Date during the Managed Amortization Period and if the Seller's Pro Rata Test is not met, the Principal Collection Amount less (a) the aggregate draws for such Payment Date and (b) the aggregate principal balance of the Class S Certificates immediately prior to that Payment Date;

(2) with respect to any Payment Date during the Managed Amortization Period and if the Seller's Certificate Pro Rata Test is met, the Floating Allocation Percentage of the Principal Collection Amount less the aggregate draws for the related Payment Date; and

(3) with respect to any Payment Date during the Rapid Amortization Period, the Floating Allocation Percentage of the Principal Collection Amount; and

(ii) the amount of excess interest needed to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period; minus

(iii) any overcollateralization release amount for that Payment Date.

Priority of Interest Payments:

If the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes have not been reduced to zero, on each Payment Date, the Floating Allocation Percentage of the Interest Collection Amount will be distributed as follows:

1) Related Servicing and Trustee fees;
2) Note Insurer premiums;
3) Monthly interest plus any previously unpaid interest to the Class A-1 Notes and Class A-2 Notes;
4) Reimbursements owed to the Note Insurer for prior draws (including applicable interest) on the Insurance Policy;
5) Sequentially, monthly interest to the Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
6) As principal, to the class of Notes then entitled, to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period;
7) Unpaid applied realized loss amounts allocated to the Class A-1 Notes (to the extent not covered by the Note Insurer) and Class A-2 Notes;
8) Sequentially any previously unpaid interest to the Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
9) Sequentially, any Net WAC Rate Cap Carryover Amount related to the Class A Notes (pro rata), Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
10) For other amounts owed to the Note Insurer pursuant to the Insurance Agreement; and
11) to the holder of the Class E Certificate.

If the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Notes have been reduced to zero, the Floating Allocation Percentage of the Interest Collection Amount will be distributed as follows:

To the Class A-1 Notes, on each Payment Date, the Class A-1 Notes' pro rata share of the Floating Allocation Percentage of the Interest Collection Amount, net of Servicing, Trustee Fees and Note Insurer premiums, will be distributed as follows:

1) Monthly interest plus any previously unpaid interest to the Class A-1 Notes;
2) Reimbursements owed to the Note Insurer for prior draws (including applicable interest) on the Insurance Policy;
3) As principal to the Class A-1 Notes, as described below, to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period;
4) Any unpaid applied realized loss amounts allocated to the Class A-1 Notes (to the extent not covered by the Note Insurer);
5) Any Net WAC Rate Cap Carryover Amount related to the Class A-1 Notes;
6) For other amounts owed to the Note Insurer pursuant to the Insurance Agreement; and
7) To the holder of the Class E Certificate.

To the Class A-2 Notes, on each Payment Date, the Class A-2 pro rata share of the Floating Allocation Percentage of the Interest Collection Amount, net of Servicing, Trustee Fees and Note Insurer premiums, will be distributed as follows:

1) Monthly interest plus any previously unpaid interest to the Class A-2 Notes;
2) Reimbursements owed to the Note Insurer for prior draws (including applicable interest) on the Insurance Policy related to the Class M-1 Notes;
3) As principal to the Class A-2 Notes, as described below, to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period;
4) Any unpaid applied realized loss amounts allocated to the Class A-2 Notes;
5) Any Net WAC Rate Cap Carryover Amount related to the Class A-2 Notes;
6) For other amounts owed to the Note Insurer pursuant to the Insurance Agreement; and
7) To the holder of the Class E Certificate.

Payments to the Class A-1 Notes and Class A-2 Notes as provided in clause (3) of the preceding two paragraphs shall be paid concurrently and allocated pro rata, based on the principal balances of such classes.

Priority of Principal Payments:

For each Payment Date prior to the Stepdown Date, or if a Trigger Event is in effect, the Available Principal Payment Amount will be paid to the Class A-1 Notes and Class A-2 Notes, pro rata, until the principal balance of the Class A-1 Notes and Class A-2 Notes have been reduced to zero. Prior to the Stepdown Date, the Available Principal Payment Amount will be paid to the Class M Notes and Class B Notes sequentially; provided however that the Class M Notes and Class B Notes will not receive any principal payments until the Stepdown Date, unless the Class A Notes are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, the Available Principal Payment Amount will be paid on the Notes in the following order:

1) To the Class A-1 Notes and Class A-2 Notes, pro rata, until they reach a 42.00% Target Credit Enhancement Percentage (based on 2x the Class A Initial Credit Enhancement Percentage);
2) To the Class M-1 Notes until it reaches a 8.60% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

3) To the Class M-2 Notes until it reaches a 6.50% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);
4) To the Class B-1 Notes, until it reaches a 5.00% Target Credit Enhancement Percentage (based on 2x the Class B-1 Initial Credit Enhancement Percentage);
5) To the Class B-2 Notes, until it reaches a 3.00% Target Credit Enhancement Percentage (based on 2x the Class B-2 Initial Credit Enhancement Percentage);
6) To the Class B-3 Notes, until it reaches a 2.00% Target Credit Enhancement Percentage (based on 2x the Class B-3 Initial Credit Enhancement Percentage); and
7) To the Class B-4 Notes, until it reaches a 1.00% Target Credit Enhancement Percentage (based on 2x the Class B-4 Initial Credit Enhancement Percentage).

Allocation of Charge-offs: Any HELOCs that are greater than 180 days delinquent will be charged-off. For each Payment Date, any charge-off amounts on the HELOCs will first be allocated to available excess interest and then second, allocated to the Overcollateralization Amount until reduced to zero. If on any Payment Date, as a result of charge-off amounts the sum of the aggregate principal balance of the Notes and the principal balance of the Class S Certificates exceeds the aggregate principal balance of the HELOCs as of the last day of the related Collection Period, such excess (the "Charge-off Amounts") will be allocated pro rata:

(a) to the Notes (in the following order: Class B-4, Class B-3, Class B-2, Class B-1, Class M-2, Class M-1 and Class A Notes (pro rata among the Class A-1 Notes and Class A-2 Notes), in each case until the respective principal balance of such class has been reduced to zero), provided that any losses allocated to the Class A-1 Notes or Class M-1 Notes will be covered by the Note Insurer; and
(b) to the Class S Certificates.

Servicing Advances: All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of

(i) the preservation, restoration and protection of the mortgaged property,
(ii) any enforcement or judicial proceedings, including foreclosures,
(iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and
(iv) compliance with various other obligations as specified in the Sale and Servicing Agreement.

The Servicer will not advance delinquent payments of principal and interest.

Net WAC Cap Rate[3]

MONTH	(%)[1]	(%)[2]	MONTH	(%)[1]	(%)[2]
1	8.6818	8.6818	35	7.6323	17.4943
2	7.6323	17.4943	36	7.3861	16.9299
3	7.3861	16.9299	37	7.3861	16.9299
4	7.6323	17.4943	38	7.6323	17.4943
5	7.3861	16.9299	39	7.3861	16.9299
6	7.3861	16.9299	40	7.6323	17.4943
7	8.1775	18.7439	41	7.3861	16.9299
8	7.3861	16.9299	42	7.3861	16.9299
9	7.6323	17.4943	43	8.1775	18.7439
10	7.3861	16.9299	44	7.3861	16.9299
11	7.6323	17.4943	45	7.6323	17.4943
12	7.3861	16.9299	46	7.3861	16.9299
13	7.3861	16.9299	47	7.6323	17.4943
14	7.6323	17.4943	48	7.3861	16.9299
15	7.3861	16.9299	49	7.3861	16.9299
16	7.6323	17.4943	50	7.6323	17.4943
17	7.3861	16.9299	51	7.3861	16.9299
18	7.3861	16.9299	52	7.6323	17.4943
19	8.1775	18.7439	53	7.3861	16.9299
20	7.3861	16.9299	54	7.3861	16.9299
21	7.6323	17.4943	55	8.1775	18.7439
22	7.3861	16.9299	56	7.3861	16.9299
23	7.6323	17.4943	57	7.6323	17.4943
24	7.3861	16.9299	58	7.3861	16.9299
25	7.3861	16.9299	59	7.6323	17.4943
26	7.6323	17.4943	60	7.3845	16.9299
27	7.3861	16.9299	61	7.3828	16.9300
28	7.6323	17.4943	62	7.6272	17.4943
29	7.3861	16.9299	63	7.3794	16.9300
30	7.3861	16.9299	64	7.6236	17.4943
31	7.8955	18.0975	65	7.3760	16.9300
32	7.3861	16.9299	66	7.3742	16.9300
33	7.6323	17.4943	67	8.1623	18.7440
34	7.3861	16.9299	68	7.3705	16.9300

Selected Assumptions:

1) 1-month LIBOR = 3.60%, Prime = 6.25%
2) 1-month LIBOR and Prime = 20.00%
3) 40% CPR, 12% Draw

Excess Spread Before Losses[1]

Month	Excess Spread % (2)	Excess Spread % (3)	Month	Excess Spread %(2)	Excess Spread %(3)
1	4.1392	4.1392	35	3.6965	3.7939
2	3.7391	3.6399	36	3.5657	3.6339
3	3.6114	3.5964	37	3.5635	3.6360
4	3.7376	3.7450	38	3.6571	3.7483
5	3.6098	3.5981	39	3.5677	3.6263
6	3.6089	3.6064	40	3.6973	3.7915
7	3.9892	4.0908	41	3.5701	3.6297
8	3.6071	3.6599	42	3.5714	3.6296
9	3.7333	3.8070	43	3.9577	4.1183
10	3.6052	3.6354	44	3.5742	3.6262
11	3.7315	3.7734	45	3.7038	3.7860
12	3.6032	3.6122	46	3.5771	3.6175
13	3.6022	3.6148	47	3.7067	3.7762
14	3.7284	3.7770	48	3.5802	3.6060
15	3.5999	3.6231	49	3.5818	3.5996
16	3.7262	3.7895	50	3.7114	3.7588
17	3.5976	3.6350	51	3.5852	3.5889
18	3.5963	3.6378	52	3.7148	3.7502
19	3.9777	4.1165	53	3.5888	3.5823
20	3.5937	3.6405	54	3.5896	3.5801
21	3.7200	3.7991	55	3.9728	4.0766
22	3.5909	3.6380	56	3.5896	3.5802
23	3.7172	3.7961	57	3.7173	3.7481
24	3.5880	3.6342	58	3.5912	3.5880
25	3.5864	3.6311	59	3.7253	3.7677
26	3.7128	3.7898	60	3.6060	3.6187
27	3.5832	3.6276	61	3.6146	3.6377
28	3.7095	3.7872	62	3.7502	3.8232
29	3.5797	3.6255	63	3.6333	3.6792
30	3.5779	3.6255	64	3.7691	3.8654
31	3.8326	3.9492	65	3.6540	3.7232
32	3.5741	3.6270	66	3.6652	3.7452
33	3.7005	3.7899	67	4.0504	4.2557
34	3.5701	3.6299	68	3.6893	3.7887

Selected Assumptions:

1) 40% CPR, 12% Draw
2) 1-month LIBOR =3.60%, Prime Rate = 6.25%
3) Forward LIBOR, Forward Prime

Collateral Summary

Collateral statistics for Total Pool are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Total Number of Loans		6,113
Total Outstanding Loan Balance		$ 350,694,315.40
Average Drawn Balance		$ 57,368.61
Average Credit Limit		$ 67,845.46
WA Credit Limit Utilization Rate (weighted by credit limit)		84.57%
Current WA Coupon		8.024%
WA Margin (fully indexed)		1.882%
WA Seasoning (months)		2 months
WA Remaining Term (months)		197 months
WA Remaining Draw Term (months)		77 months
WA CLTV		88.66 %
WA Current Credit Score		716
Lien Position (% first / % junior)		0.13%/99.87%
Product Type		
60/120 HELOC		84.23%
180/120 HELOC		15.73%
60/180 HELOC		0.03%
Property Type		
Single Family		64.27%
PUD		19.21%
Condo		9.43%
2-4 Family		7.06%
CO-OP		0.02%
Townhouse		0.01%
Occupancy Status		
Owner Occupied		79.68%
Investment Property		18.41%
Second Home		1.91%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	59.50%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Principal Balances			
Range of Principal Balances ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 9,999	350	$711,953.03	0.20%
10,000 - 19,999	663	9,780,556.20	2.79
20,000 - 29,999	921	22,944,574.83	6.54
30,000 - 39,999	800	27,669,877.80	7.89
40,000 - 49,999	662	29,494,549.28	8.41
50,000 - 59,999	575	31,204,459.49	8.90
60,000 - 69,999	413	26,614,097.06	7.59
70,000 - 79,999	354	26,438,927.03	7.54
80,000 - 89,999	235	19,802,297.68	5.65
90,000 - 99,999	214	20,324,770.80	5.80
100,000 - 109,999	240	24,717,326.94	7.05
110,000 - 119,999	120	13,764,405.04	3.92
120,000 - 129,999	104	12,968,948.05	3.70
130,000 - 139,999	70	9,386,566.39	2.68
140,000 - 149,999	60	8,667,185.86	2.47
150,000 - 159,999	63	9,582,257.36	2.73
160,000 - 169,999	34	5,551,393.70	1.58
170,000 - 179,999	29	5,055,315.70	1.44
180,000 - 189,999	30	5,493,770.64	1.57
190,000 - 199,999	35	6,862,855.80	1.96
200,000 - 209,999	62	12,423,416.02	3.54
210,000 - 219,999	9	1,935,804.00	0.55
220,000 - 229,999	8	1,780,987.11	0.51
230,000 - 239,999	9	2,109,736.74	0.60
240,000 - 249,999	6	1,464,393.76	0.42
250,000 - 259,999	11	2,775,997.77	0.79
260,000 - 269,999	9	2,363,278.16	0.67
270,000 - 279,999	5	1,371,500.00	0.39
280,000 - 289,999	2	568,568.39	0.16
290,000 - 299,999	1	299,000.00	0.09
300,000 - 309,999	8	2,400,000.00	0.68
330,000 - 339,999	2	666,917.68	0.19
340,000 >=	9	3,498,627.09	0.99
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Original Combined Loan-to-Value Ratios			
Range of Original Combined Loan-to-Value Ratios (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.00 - 30.00	14	$630,629.45	0.18%
30.01 - 40.00	10	350,813.02	0.10
40.01 - 45.00	15	1,018,807.49	0.29
45.01 - 50.00	21	1,642,041.97	0.47
50.01 - 55.00	21	1,240,771.31	0.35
55.01 - 60.00	39	2,103,291:22	0.60
60.01 - 65.00	51	4,891,301.33	1.39
65.01 - 70.00	93	7,922,554.67	2.26
70.01 - 75.00	136	12,454,906.16	3.55
75.01 - 80.00	404	30,144,510.56	8.60
80.01 - 85.00	331	18,608,857.45	5.31
85.01 - 90.00	3,053	149,577,884.62	42.65
90.01 - 95.00	1,115	59,493,306.24	16.96
95.01 - 100.00	810	60,614,639.91	17.28
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Loan Purpose			
Loan Purpose	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Purchase	3,203	172,215,499.10	49.11%
Cash Out Refinance	2,641	$166,795,408.38	47.56
Rate/Term Refinance	269	11,683,407.92	3.33
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Occupancy			
Occupancy	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Owner Occupied	4,204	$279,429,159.40	79.68%
Investor	1,758	64,568,738.87	18.41
Second Home	151	6,696,417.13	1.91
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Property Type			
Property Type	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	3,751	$225,402,876.87	64.27%
PUD	1,221	67,371,022.43	19.21
Condominium	679	33,058,582.80	9.43
2-4 Family	460	24,749,733.30	7.06
CO-OP	1	60,100.00	0.02
Townhouse	1	52,000.00	0.01
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Geographic Distribution			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
California	2,793	$208,673,491.23	59.50%
New York	207	13,429,359.86	3.83
Florida	293	11,386,107.42	3.25
Arizona	280	11,099,506.66	3.17
Washington	258	11,061,898.71	3.15
Nevada	235	10,919,297.45	3.11
Virginia	196	10,188,370.65	2.91
Maryland	190	9,998,881.07	2.85
Illinois	189	8,019,980.20	2.29
Colorado	183	7,604,630.33	2.17
Oregon	157	6,612,563.21	1.89
Massachusetts	107	5,296,467.78	1.51
Georgia	136	4,079,444.94	1.16
New Jersey	85	4,076,181.86	1.16
Minnesota	123	4,041,071.53	1.15
Utah	87	3,444,852.53	0.98
Pennsylvania	96	3,083,643.09	0.88
Michigan	85	2,632,546.71	0.75
Ohio	93	2,628,509.49	0.75
North Carolina	55	1,830,700.78	0.52
Connecticut	27	1,490,823.71	0.43
District of Columbia	27	1,456,611.57	0.42

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Geographic Distribution (Cont.)			
State	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Idaho	35	1,409,385.41	0.40
Indiana	27	1,062,491.31	0.30
Montana	12	746,702.07	0.21
Rhode Island	14	679,615.58	0.19
South Carolina	15	616,047.51	0.18
Delaware	13	451,293.78	0.13
Missouri	14	390,975.78	0.11
Tennessee	16	341,245.37	0.10
West Virginia	6	337,397.78	0.10
Oklahoma	13	279,625.81	0.08
New Hampshire	6	269,171.88	0.08
Wyoming	6	179,872.53	0.05
New Mexico	6	169,969.05	0.05
Kansas	6	161,061.96	0.05
South Dakota	3	124,300.00	0.04
Wisconsin	2	107,100.00	0.03
Kentucky	3	88,418.80	0.03
Maine	4	81,700.00	0.02
Alabama	4	65,900.00	0.02
Nebraska	3	45,400.00	0.01
Iowa	2	21,700.00	0.01
Mississippi	1	10,000.00	0.00
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Current Credit Scores			
FICO Score Rating	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
600 - 619	1	$100,000.00	0.03%
620 - 639	54	2,670,469.35	0.76
640 - 659	270	14,143,076.27	4.03
660 - 679	710	41,254,524.61	11.76
680 - 699	1,162	68,749,545.88	19.60
700 - 719	1,214	72,500,378.38	20.67
720 - 739	931	55,579,046.33	15.85
740 - 779	1,331	71,273,074.35	20.32
780 - 799	347	18,389,658.03	5.24
800 and Greater	93	6,034,542.20	1.72
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Credit Limits

Range of Credit Limits ($)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
10,000 - 19,999	610	$8,564,948.52	2.44%
20,000 - 29,999	850	20,268,698.67	5.78
30,000 - 39,999	772	25,249,443.38	7.20
40,000 - 49,999	657	27,525,477.00	7.85
50,000 - 59,999	623	29,344,560.08	8.37
60,000 - 69,999	436	25,395,031.89	7.24
70,000 - 79,999	387	25,579,398.16	7.29
80,000 - 89,999	261	19,166,660.44	5.47
90,000 - 99,999	241	19,673,186.38	5.61
100,000 - 109,999	365	27,838,202.41	7.94
110,000 - 119,999	120	12,877,656.06	3.67
120,000 - 129,999	113	12,347,345.41	3.52
130,000 - 139,999	78	9,034,839.19	2.58
140,000 - 149,999	63	7,657,150.94	2.18
150,000 - 159,999	100	11,870,900.02	3.38
160,000 - 169,999	48	6,536,714.14	1.86
170,000 - 179,999	34	4,641,616.98	1.32
180,000 - 189,999	38	5,644,911.98	1.61
190,000 - 199,999	29	4,531,587.93	1.29
200,000 - 209,999	164	21,329,577.42	6.08
210,000 - 219,999	10	2,005,831.25	0.57
220,000 - 229,999	7	1,557,487.11	0.44
230,000 - 239,999	8	1,583,779.50	0.45
240,000 - 249,999	8	1,279,653.74	0.36
250,000 - 259,999	25	4,221,447.12	1.20
260,000 - 269,999	6	1,575,000.00	0.45
270,000 - 279,999	6	1,306,100.00	0.37
280,000 - 289,999	5	1,351,598.54	0.39
290,000 - 299,999	1	299,000.00	0.09
300,000 - 309,999	26	4,987,065.87	1.42
320,000 - 329,999	1	1,000.00	0.00
330,000 - 339,999	2	666,917.68	0.19
340,000 >=	19	4,781,527.59	1.36
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Credit Limit Utilization Rates			
Range of Credit Limit Utilization (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000	132	$6.68	0.00%
0.01 - 10.00	175	383,465.14	0.11
10.01 - 20.00	59	1,131,619.85	0.32
20.01 - 30.00	81	2,367,088.66	0.67
30.01 - 40.00	92	3,246,499.06	0.93
40.01 - 50.00	82	4,148,878.67	1.18
50.01 - 60.00	94	5,674,378.08	1.62
60.01 - 70.00	83	5,628,647.37	1.61
70.01 - 80.00	109	8,620,783.59	2.46
80.01 - 90.00	103	8,600,969.46	2.45
90.01 - 100.00	5,103	310,891,978.84	88.65
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Margins

Range of Margins (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.249	135	$9,722,989.66	2.77%
0.250 - 0.499	178	15,150,434.31	4.32
0.500 - 0.749	391	29,334,289.25	8.36
0.750 - 0.999	435	22,609,743.58	6.45
1.000 - 1.249	379	29,841,883.49	8.51
1.250 - 1.499	298	19,475,027.73	5.55
1.500 - 1.749	322	23,395,296.67	6.67
1.750 - 1.999	361	20,982,210.99	5.98
2.000 - 2.249	354	22,111,349.65	6.31
2.250 - 2.499	517	27,001,993.77	7.70
2.500 - 2.749	673	29,826,234.22	8.50
2.750 - 2.999	434	33,651,129.88	9.60
3.000 - 3.249	484	26,936,605.19	7.68
3.250 - 3.499	584	20,474,391.19	5.84
3.500 - 3.749	211	9,443,107.02	2.69
3.750 - 3.999	136	4,336,537.90	1.24
4.000 - 4.249	80	2,777,759.41	0.79
4.250 - 4.499	84	2,013,836.00	0.57
4.500 - 4.749	20	709,102.68	0.20
4.750 - 4.999	24	597,183.96	0.17
5.000 - 5.249	6	210,650.00	0.06
5.250 - 5.749	5	73,700.00	0.02
5.750 - 5.999	2	18,858.85	0.01
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Current Loan Rates			
Range of Current Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Less than 5.000	123	$11,319,948.62	3.23%
5.000 - 5.249	1	24,800.00	0.01
5.750 - 5.999	1	60,550.00	0.02
6.000 - 6.249	4	406,249.86	0.12
6.250 - 6.499	139	10,054,794.74	2.87
6.500 - 6.749	181	15,602,996.87	4.45
6.750 - 6.999	383	27,898,065.24	7.96
7.000 - 7.249	420	21,960,555.68	6.26
7.250 - 7.499	363	27,482,494.27	7.84
7.500 - 7.749	282	17,195,579.69	4.90
7.750 - 7.999	313	22,490,780.77	6.41
8.000 - 8.999	1,864	96,665,607.64	27.56
9.000 - 9.999	1,695	89,121,976.30	25.41
10.000 - 10.999	308	9,518,381.76	2.71
11.000 - 11.999	35	881,533.96	0.25
12.000 - 12.999	1	10,000.00	0.00
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Maximum Loan Rates			
Maximum Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
12.000 - 12.999	4	$335,461.11	0.10%
18.000 - 18.999	6,109	350,358,854.29	99.90
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Original Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
180 Months	5,184	$295,405,355.78	84.23%
240 Months	2	110,500.00	0.03
300 Months	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Remaining Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
179 and Less	5,183	$295,363,855.78	84.22%
180 - 239	3	152,000.00	0.04
240 - 299	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Original Draw Period			
Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
5 Years	5,186	$295,515,855.78	84.27%
15 Years	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Remaining Draw Period			
Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0 - 4	1	$59,712.14	0.02%
20 - 24	1	36,673.76	0.01
30 - 34	1	20,276.02	0.01
45 - 49	4	84,888.39	0.02
50 - 54	88	4,685,609.27	1.34
55 - 59	5,090	290,587,196.20	82.86
60 - 64	1	41,500.00	0.01
170 - 174	20	1,203,169.66	0.34
175 - 179	907	53,975,289.96	15.39
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Lien Position			
Lien Position	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
First Lien	4	$447,597.11	0.13%
Second Lien	6,109	350,246,718.29	99.87
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Documentation Programs			
Program	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Stated Income	4,575	$279,043,684.73	79.57
Full/Alternative	1,358	61,645,957.40	17.58
Stated/Stated	166	8,874,577.64	2.53
No Ratio	14	1,130,095.63	0.32
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Teaser Expiration Date			
Date	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
N/A	5,990	339,469,685.58	96.80
August 2005	15	$1,539,967.72	0.44%
September 2005	86	7,744,057.01	2.21
October 2005	22	1,940,605.09	0.55
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Initial Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Subsequent Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Index			
Index	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Prime	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Months to Next Rate Adjustment			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
1 Month	6,083	$347,788,443.75	99.17%
2 Months	30	2,905,871.65	0.83
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Brad Andres Managing Director	(212) 272-6887	bandres@bear.com
Sally Kawana Vice President	(212) 272-3509	skawana@bear.com
G. Scott Tabor	(212) 272-5925	gtabor@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Deepika Kothari	(201) 915-8732	deepika.kothari@moodys.com
Standard & Poor's Kyle Beauchamp	(212) 438-2505	kyle_beauchamp@sandp.com
Fitch Ratings Alla Sirotic	(212) 908-0732	alla.sirotic@fitchratings.com

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[341,926,000] *(Approximate)*

SACO I Trust 2005-GP1
(HELOCs)
Mortgage-Backed Notes, Series 2005-GP1

EMC Mortgage Corporation
Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

LaSalle Bank National Association
Master Servicer

Assured Guaranty Corp.
Class A and Class M-1 Note Insurer

August 11, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and prospectus supplement (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in the communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$[341,926,000] *(Approximate)*
SACO I TRUST 2005-GP1,
Mortgage-Backed Notes, Series, 2005-GP1

Characteristics of the Offered Notes [1]

Class [1,3]	Initial Note Principal Amount [1]	Percent	Coupon Type[3]	Est. WAL to Call (years) [2]	Principal Window (months) [2]	Expected Final Maturity Date [4]	Final Scheduled Payment Date	Expected Ratings *(Moody's / S&P / Fitch)*
Class A	$ 277,048,000	79.00%	Variable	1.83	68	9/2016	8/2030	Aaa / AAA / AAA
Class M-1	$ 58,566,000	16.70%	Variable	4.36	31	3/2015	8/2030	Aa1 / AAA / AAA
Class M-2	$ 3,682,000	1.05%	Variable	4.13	31	5/2012	8/2030	Baa3 / BBB- / BBB
Class B-1	$ 2,630,000	0.75%	Variable	4.12	32	11/2012	8/2030	Ba1 / BB+ / BBB-
Class B-2	$ 3,507,000	1.00%	Variable	4.01	**NOT OFFERED HEREBY**			Ba2 / BB / BB+

Notes:

(1) The Class A, Class M-1, Class M-2, Class B-1 and the Class B-2 Notes will be backed by cash flows from the HELOCs. The principal balance of each class of notes is subject to a 10% variance.
(2) The WAL and Principal Window are shown to the Optional Termination Date (as described herein) and are based upon an assumed pricing speed of 40% CPR and a 12% Draw Rate.
(3) For each Payment Date, the interest rate for the Class A Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase to two times the original margin beginning on the first Payment Date after the first possible Payment Date the Optional Termination can be exercised) and (ii) the Net WAC Cap Rate (as defined herein). For each Payment Date, the interest rate for the Class M Notes and Class B Notes will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase by 1.5 times the original margin beginning on the first Payment Date after the first possible Payment Date the Optional Termination can be exercised) and (ii) the Net WAC Cap Rate.
(4) Expected Final Maturity Date assumes no Optional Termination is exercised.

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of home equity lines of credit ("HELOCs"), which will consist of 6,113 revolving, adjustable-rate, first and second-lien HELOCs with an aggregate principal balance of approximately $350,694,315 as of August 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class A Notes

The Class A Notes (the "Class A Notes") will be issued as floating-rate senior notes.

Class M Notes

The Class M-1 Notes and Class M-2 Notes (together, the "Class M Notes") will be issued as floating-rate mezzanine notes. The Class M Notes will be subordinate to Class A Notes, and senior to the Class B Notes. The Class M-2 Notes will be subordinate to Class M-1 Notes.

Class B Notes

The Class B-1 Notes and Class B-2 Notes (together, the "Class B Notes") will be issued as floating-rate subordinate notes. The Class B-2 Notes are not offered hereby. The Class B Notes will be subordinate to the Class M Notes and Class A Notes. The Class B-2 Notes will be subordinate to the Class B-1 Notes.

Class S and Class E Certificates

SACO I Trust 2005-GP1 will also issue the Class S Certificates and Class E Certificates, which represent the equity interests in the trust and are not offered hereby.

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Servicer:	GMAC Mortgage Corporation. GMAC's servicer ratings are "Strong" by S&P and RPS1 by Fitch.
Master Servicer and Custodian:	LaSalle Bank National Association.
Indenture Trustee:	Citibank, N.A.
Owner Trustee:	Wilmington Trust
Class A and Class M-1 Note Insurer:	Assured Guaranty Corp. Assured's claims paying ability is rated "Aa1" by Moody's and "AAA" by Standard & Poor's and "AAA" by Fitch.
Sole Manager:	Bear, Stearns & Co. Inc.
Rating Agencies:	Moody's Investor Service, Standard & Poor's , and Fitch Ratings
The Offered Notes:	The Class A, Class M-1, Class M-2 and Class B-1 Notes (collectively, the "Offered Notes").
The Non-Offered Notes:	The Class B-2 Notes (together with the Offered Notes, the "Notes").
The Non-Offered Certificates:	The Class S Certificates and Class E Certificates.
Federal Tax Status:	One or more elections will be made to treat designated portions of the trust as real estate mortgage investment conduits for federal income tax purposes.
Registration:	Book-entry form, same day funds through DTC, Clearstream and Euroclear.
Denominations:	For the Class A, Class M and Class B Notes, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	August 1, 2005
Cut-Off Date:	August 24, 2005
Expected Pricing Date:	Week of August 8, 2005
Closing Date:	On or about September 9, 2005
Payment Date:	The 25th day of each month (or the next business day) commencing on September 26, 2005.
Collection Period:	With respect to any Payment Date (except the first Payment Date), it is the period beginning on the 11th day of the calendar month immediately preceding the month in which such Payment Date occurs and ending on the 10th day of the month in which such Payment Date occurs. With respect to the first Payment Date, it is the period beginning on August 25, 2005 and ending on September 10, 2005.

Record Date: With respect to the Class A, Class M and Class B Notes and any Payment Date, the close of business on the day prior to that Payment Date.

Final Scheduled Payment Date: August 2030

ERISA Eligibility: The Class A Notes and Class M Notes are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to the considerations described in the prospectus supplement.

SMMEA Eligibility: The Offered Notes will not be "mortgage related securities" for purposes of SMMEA.

Optional Termination: On or after the Payment Date on which the principal balance of the Notes is equal to or less than 10% of the original principal balance of the Notes as of the Cut-off Date, the majority holder of the Class E Certificates may purchase all of the outstanding HELOCs (and any mortgaged properties in respect thereof), thereby effecting the early retirement of the Notes.

Spread Increase: If the majority holder of the Class E Certificates does not exercise its optional termination right on the first Payment Date after the first possible Payment Date upon which it can be exercised, the margins on the Class A Notes will increase by two times the original margin, and the margins on the Class M Notes and Class B Notes will increase by 1.5 times the original margins.

Originator: GreenPoint Mortgage

HELOC Amortization: The HELOCs included in the Trust may be drawn upon generally for a period (the "Draw Period") of five (5) or fifteen (15) years. HELOCs are interest only during the draw period.

The HELOCs are generally subject to a ten year repayment period following the end of the related Draw Period during which the outstanding principal balance of the HELOC will be repaid in monthly installments equal to 1/120 of the outstanding principal balance as of the end of such Draw Period. It is expected that approximately 99.97% of the HELOCs included in the Trust will have a repayment period of 10 years.

During the Managed Amortization Period (as defined herein), all draws that occur on the HELOCs following the Cut-off Date will be funded by principal payments collected before any payments of principal are made on the Notes. The occurrence of a "Rapid Amortization Event" (as described herein) will trigger the commencement of the "Rapid Amortization Period" during which all subsequent draws will be funded by EMC Mortgage Corporation, Inc. or such subsequent holder of the Class S Certificates.

During the Managed Amortization Period, when the draws in a particular period are greater than principal prepayments, EMC Mortgage Corporation, Inc. or such holder of the Class S Certificates will fund the difference (such difference, an "Additional Balance"). The party funding the Additional Balance generally will be entitled to reimbursement from principal collections prior to making principal payments on the Notes as described more fully herein.

Interest Accrual Period: For each Payment Date with respect to the Notes, the Interest Accrual Period will be the period beginning with the preceding Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day preceding such Payment Date (on an actual/360 basis).

Servicing Fee Rate: 0.5000% per annum on the aggregate principal balance of the HELOCs.

Note Interest Rate: For any Payment Date, the Note Interest Rate for each Class of Notes will be equal to the lesser of (i) One Month LIBOR plus the related margin and (ii) the Net WAC Cap Rate.

Net WAC Cap Rate: The "Net WAC Cap Rate" will be a rate equal to the weighted average of the Net Mortgage Rates of the HELOCs adjusted to reflect the related Interest Accrual Period.

Net Mortgage Rate: The "Net Mortgage Rate" for any HELOC will be equal to the mortgage rate for such HELOC less the Expense Fee Rate.

Expense Fee Rate: The "Expense Fee Rate" is a rate equal to the sum of (i) the Servicing Fee Rate, (ii) a per annum rate equal to a fraction, the numerator of which is the product of (a) 12 and the sum of (b)(1) any Relief Act Shortfalls, (2) any prepayment interest shortfalls and (3) any expense payments to the Indenture Trustee subject to the limitation set forth in the Indenture and the denominator of which is the aggregate principal balance of the HELOCs at the beginning of the related Collection Period and (iii) the premiums payable to the Note Insurer (expressed as a per annum rate).

Net WAC Cap Rate Carryover Amount: On any Payment Date, the "Net WAC Cap Rate Carryover Amount" for such Class will be equal to the sum of (i) the excess, if any, of (a) the amount of interest accrued at the related Note Interest Rate for such Class without giving effect to the Net WAC Cap Rate over (b) the amount of interest accrued on such Class if the Note Interest Rate for such Payment Date is based on the Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Payment Date together with accrued interest on such unpaid portion at the related Note Interest Rate, for such Class without giving effect to the Net WAC Cap Rate. Any Net WAC Rate Carryover Amount will be paid on such Payment Date or future Payment Dates to the extent of funds available, as described under "Priority of Interest Payments"

Credit Enhancement: For Class M-2, Class B-1 and Class B-2 Notes, credit enhancement will consist of the following:

(1) Excess Cashflow
(2) Overcollateralization Amount (initially, approximately 1.50%)
(3) Subordination
   a. Class M-2 Notes from the Class B-1 Notes and Class B-2 Notes; and
   b. Class B-1 Notes from the Class B-2 Notes.

For the Class A and Class M-1 Notes, credit enhancement will consist of the following:

(1) Excess Cashflow
(2) Overcollateralization Amount (initially, approximately 1.50%)
(3) Subordination
   a. Class A Notes from the Class M-1, Class M-2, Class B-1 and Class B-2 Notes; and
   b. Class M-1 Notes from the Class M-2, Class B-1 and Class B-2 Notes.
(4) Insurance Policy

Insurance Policy: The Note Insurer will guarantee for the Class A Notes and Class M-1 Notes the following: (a) timely interest on the Class A Notes and M-1 Notes at the applicable Note Interest Rate and (b) the amount of any charge-offs not covered by excess spread, Overcollateralization or subordination allocable to the Class A Notes and Class M-1 Notes, and (c) the payment of principal on the Class A Notes and Class M-1 Notes by no later than the August 2030 Payment Date. The Note Insurer will not guarantee any Net WAC Cap Rate Carryover Amounts.

Overcollateralization Amount:

The "Overcollateralization Amount" on any date will be equal to (i) the Invested Amount less (ii) the aggregate principal balance of the Class A, Class M-1, Class M-2, Class B-1 and Class B-2 Notes. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.50% of the Invested Amount as of the Cut-off Date. To the extent the Overcollateralization Amount on any Payment Date is below the Required Overcollateralization Amount, excess interest will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Interest Payments".

Required Overcollateralization Amount:

Prior to the Stepdown Date, 1.50% of the Invested Amount as of the Cut-off Date. On or after the Stepdown Date, 3.00% of the Invested Amount, subject to a floor of 0.50% of the Invested Amount as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Payment Date, the Required Overcollateralization Amount will be the same as the Required Overcollateralization Amount on the preceding Payment Date (i.e. no stepdown will occur).

Stepdown Date:

The later to occur of:
(x) the Payment Date occurring in September 2008 and
(y) the first Payment Date on which the Senior Enhancement Percentage is equal to or greater than 42.00%.

Senior Enhancement Percentage:

"The Senior Enhancement Percentage" with respect to any Payment Date will be equal to (i) the sum of (a) the aggregate principal balance of the Class M Notes, (b) the aggregate principal balance of the Class B Notes and (c) the Overcollateralization Amount divided by (ii) the Invested Amount.

Initial and Target Credit Enhancement:

Class	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage On or After Stepdown Date
A	21.00%	42.00%
M-1	4.30%	8.60%
M-2	3.25%	6.50%
B-1	2.50%	5.00%
B-2	1.50%	3.00%

Trigger Event: A Trigger Event will have occurred on a respective Payment Date if the a) rolling three-month sixty day plus delinquency rate exceeds 4.50% of the aggregate principal balance of the HELOCs, or b) cumulative charge-offs (net of subsequent recoveries) exceed the following percentages of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Payment Date	Percentage
48 and Less	2.25%
49 – 60	3.25%
61 – 72	4.00%
73 and Greater	4.40%

Invested Amount: With respect to any Payment Date, the Invested Amount is equal to the aggregate principal balance of the HELOCs minus the balance of the Class S Certificates, if any. At closing, the Invested Amount will be equal to the aggregate principal balance of the HELOCs as of the Cut-Off Date.

Floating Allocation Percentage: With respect to any Payment Date, the percentage equivalent to a fraction with the numerator equal to the Invested Amount at the end of the previous HELOC Collection Period and the denominator equal to the aggregate principal balance of the HELOCs as of the end of the previous HELOCs Collection Period (in the case of the first Payment Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.

Interest Collection Amount: With respect to any Payment Date, the "Interest Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to interest in accordance with the terms of the related HELOC agreement;
2) the interest portion of any purchase price received related to any repurchased loans;
3) the interest portion of the substitution adjustments received related to substituted HELOCs; and
4) any subsequent recoveries collected on a HELOC that was previously charged-off.

Managed Amortization Period: The period from the Cut-off Date to the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount (as defined herein) will be used to fund aggregate draws for the related Payment Date, pay down the balance of the Class S Certificates, if any, and pay down the Notes in accordance with the "Priority of Principal Payments."

Rapid Amortization Period: Begins upon the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount on the HELOCs will no longer be used to fund draws. The Principal Collection Amount will be used to pay down the Notes and the Class S Certificates on a pro rata basis.

Rapid Amortization Event: A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:

(i) Breach of representation and warranties or covenants in a material manner which continues unremedied for a specified period of time after written notice

(ii) A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;

(iii) The Trust becomes subject to the Investment Company Act of 1940; or

(iv) A Rapid Amortization Trigger Event is in effect.

Rapid Amortization Trigger Event:

A Rapid Amortization Trigger Event will have occurred on a respective Payment Date, if cumulative charge-offs (net of recoveries) exceed the following percentage of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Payment Date	Percentage
37 – 48	3.00%
49 – 60	4.25%
61 – 72	5.00%
73 – 84	5.75%
85 +	6.25%

Seller's Certificate Pro Rata Test:

During the Managed Amortization Period, if the balance of the Class S Certificates is greater than 3.00% of the aggregate principal balance of the HELOCs, the Seller's Certificate Pro Rata Test will have been met.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is met, the Available Principal Payment Amount (as defined herein) will be allocated pro rata to the Notes and to the Class S Certificates.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is not met, the Available Principal Payment Amount (as defined herein) will be allocated first to pay down the balance of the Class S Certificates, if any, and then allocated to pay down the Notes.

Principal Collection Amount:

With respect to any Payment Date, the "Principal Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to principal in accordance with the terms of the related HELOC agreement;
2) the principal portion of any purchase price received related to any repurchased HELOCs; and
3) any substitution adjustment amount received related to substituted HELOCs.

Available Principal Payment Amount:

With respect to any Payment Date, the sum of:

(i) the greater of (A) zero and (B):

(1) with respect to any Payment Date during the Managed Amortization Period and if the Seller's Pro Rata Test is not met, the Principal Collection Amount less (a) the aggregate draws for such Payment Date and (b) the aggregate principal balance of the Class S Certificates immediately prior to that Payment Date;

(2) with respect to any Payment Date during the Managed Amortization Period and if the Seller's Certificate Pro Rata Test is met, the Floating Allocation Percentage of the Principal Collection Amount less the aggregate draws for the related Payment Date; and

(3) with respect to any Payment Date during the Rapid Amortization Period, the Floating Allocation Percentage of the Principal Collection Amount; and

(ii) the amount of excess interest needed to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period; minus

(iii) any overcollateralization release amount for that Payment Date.

Priority of Interest Payments:

On each Payment Date, the Floating Allocation Percentage of the Interest Collection Amount will be distributed as follows:

1) Related Servicing and Trustee fees;
2) Note Insurer premiums;
3) Monthly interest plus any previously unpaid interest to the Class A Notes;
4) Reimbursements owed to the Note Insurer for prior draws on the Insurance Policy;
5) Sequentially, monthly interest to the Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
6) As principal, to the class of Notes then entitled, to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period;
7) Unpaid applied realized loss amounts allocated to the Class A Notes to the extent not covered by the Note Insurer;
8) Sequentially any previously unpaid interest to the Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
9) Sequentially, any Net WAC Rate Cap Carryover Amount related to the Class A, Class M-1, Class M-2, Class B-1 and Class B-2 Notes;
10) For other amounts owed to the Note Insurer pursuant to the Insurance Agreement; and
11) to the holder of the Class E Certificate.

Priority of Principal Payments:

For each Payment Date prior to the Stepdown Date, or if a Trigger Event is in effect, the Available Principal Payment Amount will be paid to the Class A Notes until the principal balance of the Class A Notes has been reduced to zero. Prior to the Stepdown Date, the Available Principal Payment Amount will be paid to the Class M Notes and Class B Notes sequentially; provided however that the Class M Notes and Class B Notes will not receive any principal payments until the Stepdown Date, unless the Class A Notes are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, the Available Principal Payment Amount will be paid on the Notes in the following order:

1) To the Class A Notes until it reaches a 42.00% Target Credit Enhancement Percentage (based on 2x the Class A Initial Credit Enhancement Percentage);
2) To the Class M-1 Notes until it reaches a 8.60% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);
3) To the Class M-2 Notes until it reaches a 6.50% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);
4) To the Class B-1 Notes, until it reaches a 5.00% Target Credit Enhancement Percentage (based on 2x the Class B-1 Initial Credit Enhancement Percentage) and
5) To the Class B-2 Notes, until it reaches a 3.00% Target Credit Enhancement Percentage (based on 2x the Class B-2 Initial Credit Enhancement Percentage).

Allocation of Charge-offs:

Any HELOCs that are greater than 180 days delinquent will be charged-off. For each Payment Date, any charge-off amounts on the HELOCs will first be allocated to available excess interest and then second, allocated to the Overcollateralization Amount until reduced to zero. If on any

Payment Date, as a result of charge-off amounts the sum of the aggregate principal balance of the Notes and the principal balance of the Class S Certificates exceeds the aggregate principal balance of the HELOCs as of the last day of the related Collection Period, such excess (the "Charge-off Amounts") will be allocated pro rata:

(a) to the Notes (in the following order: Class B-2, Class B-1, Class M-2, Class M-1 and Class A Notes, in each case until the respective principal balance of such class has been reduced to zero), provided that any losses allocated to the Class A Notes or Class M-1 Notes will be covered by the Note Insurer; and
(b) to the Class S Certificates.

Servicing Advances: All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of

(i) the preservation, restoration and protection of the mortgaged property,
(ii) any enforcement or judicial proceedings, including foreclosures,
(iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and
(iv) compliance with various other obligations as specified in the Sale and Servicing Agreement.

The Servicer will not advance delinquent payments of principal and interest.

Net WAC Cap Rate[3]

MONTH	(%)[1]	(%)[2]	MONTH	(%)[1]	(%)[2]
1	8.6818	8.6818	35	7.6323	17.4943
2	7.6323	17.4943	36	7.3861	16.9299
3	7.3861	16.9299	37	7.3861	16.9299
4	7.6323	17.4943	38	7.6323	17.4943
5	7.3861	16.9299	39	7.3861	16.9299
6	7.3861	16.9299	40	7.6323	17.4943
7	8.1775	18.7439	41	7.3861	16.9299
8	7.3861	16.9299	42	7.3861	16.9299
9	7.6323	17.4943	43	8.1775	18.7439
10	7.3861	16.9299	44	7.3861	16.9299
11	7.6323	17.4943	45	7.6323	17.4943
12	7.3861	16.9299	46	7.3861	16.9299
13	7.3861	16.9299	47	7.6323	17.4943
14	7.6323	17.4943	48	7.3861	16.9299
15	7.3861	16.9299	49	7.3861	16.9299
16	7.6323	17.4943	50	7.6323	17.4943
17	7.3861	16.9299	51	7.3861	16.9299
18	7.3861	16.9299	52	7.6323	17.4943
19	8.1775	18.7439	53	7.3861	16.9299
20	7.3861	16.9299	54	7.3861	16.9299
21	7.6323	17.4943	55	8.1775	18.7439
22	7.3861	16.9299	56	7.3861	16.9299
23	7.6323	17.4943	57	7.6323	17.4943
24	7.3861	16.9299	58	7.3861	16.9299
25	7.3861	16.9299	59	7.6323	17.4943
26	7.6323	17.4943	60	7.3845	16.9299
27	7.3861	16.9299	61	7.3828	16.9300
28	7.6323	17.4943	62	7.6272	17.4943
29	7.3861	16.9299	63	7.3794	16.9300
30	7.3861	16.9299	64	7.6236	17.4943
31	7.8955	18.0975	65	7.3760	16.9300
32	7.3861	16.9299	66	7.3742	16.9300
33	7.6323	17.4943	67	8.1623	18.7440
34	7.3861	16.9299	68	7.3705	16.9300

Selected Assumptions:

1) 1-month LIBOR = 3.60%, Prime = 6.25%
2) 1-month LIBOR and Prime = 20.00%
3) 40% CPR, 12% Draw

Excess Spread Before Losses[1]

Month	Excess Spread % (2)	Excess Spread % (3)	Month	Excess Spread %(2)	Excess Spread %(3)
1	4.1392	4.1392	35	3.6965	3.7939
2	3.7391	3.6399	36	3.5657	3.6339
3	3.6114	3.5964	37	3.5635	3.6360
4	3.7376	3.7450	38	3.6571	3.7483
5	3.6098	3.5981	39	3.5677	3.6263
6	3.6089	3.6064	40	3.6973	3.7915
7	3.9892	4.0908	41	3.5701	3.6297
8	3.6071	3.6599	42	3.5714	3.6296
9	3.7333	3.8070	43	3.9577	4.1183
10	3.6052	3.6354	44	3.5742	3.6262
11	3.7315	3.7734	45	3.7038	3.7860
12	3.6032	3.6122	46	3.5771	3.6175
13	3.6022	3.6148	47	3.7067	3.7762
14	3.7284	3.7770	48	3.5802	3.6060
15	3.5999	3.6231	49	3.5818	3.5996
16	3.7262	3.7895	50	3.7114	3.7588
17	3.5976	3.6350	51	3.5852	3.5889
18	3.5963	3.6378	52	3.7148	3.7502
19	3.9777	4.1165	53	3.5888	3.5823
20	3.5937	3.6405	54	3.5896	3.5801
21	3.7200	3.7991	55	3.9728	4.0766
22	3.5909	3.6380	56	3.5896	3.5802
23	3.7172	3.7961	57	3.7173	3.7481
24	3.5880	3.6342	58	3.5912	3.5880
25	3.5864	3.6311	59	3.7253	3.7677
26	3.7128	3.7898	60	3.6060	3.6187
27	3.5832	3.6276	61	3.6146	3.6377
28	3.7095	3.7872	62	3.7502	3.8232
29	3.5797	3.6255	63	3.6333	3.6792
30	3.5779	3.6255	64	3.7691	3.8654
31	3.8326	3.9492	65	3.6540	3.7232
32	3.5741	3.6270	66	3.6652	3.7452
33	3.7005	3.7899	67	4.0504	4.2557
34	3.5701	3.6299	68	3.6893	3.7887

Selected Assumptions:

1) 40% CPR, 12% Draw
2) 1-month LIBOR =3.60%, Prime Rate = 6.25%
3) Forward LIBOR, Forward Prime

Collateral Summary

Collateral statistics for Total Pool are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Total Number of Loans		6,113
Total Outstanding Loan Balance		$ 350,694,315.40
Average Drawn Balance		$ 57,368.61
Average Credit Limit		$ 67,845.46
WA Credit Limit Utilization Rate (weighted by credit limit)		84.57%
Current WA Coupon		8.024%
WA Margin (fully indexed)		1.882%
WA Seasoning (months)		2 months
WA Remaining Term (months)		197 months
WA Remaining Draw Term (months)		77 months
WA CLTV		88.66 %
WA Current Credit Score		716
Lien Position (% first / % junior)		0.13%/99.87%
Product Type		
60/120 HELOC		84.23%
180/120 HELOC		15.73%
60/180 HELOC		0.03%
Property Type		
Single Family		64.27%
PUD		19.21%
Condo		9.43%
2-4 Family		7.06%
CO-OP		0.02%
Townhouse		0.01%
Occupancy Status		
Owner Occupied		79.68%
Investment Property		18.41%
Second Home		1.91%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	59.50%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Principal Balances			
Range of Principal Balances ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 9,999	350	$711,953.03	0.20%
10,000 - 19,999	663	9,780,556.20	2.79
20,000 - 29,999	921	22,944,574.83	6.54
30,000 - 39,999	800	27,669,877.80	7.89
40,000 - 49,999	662	29,494,549.28	8.41
50,000 - 59,999	575	31,204,459.49	8.90
60,000 - 69,999	413	26,614,097.06	7.59
70,000 - 79,999	354	26,438,927.03	7.54
80,000 - 89,999	235	19,802,297.68	5.65
90,000 - 99,999	214	20,324,770.80	5.80
100,000 - 109,999	240	24,717,326.94	7.05
110,000 - 119,999	120	13,764,405.04	3.92
120,000 - 129,999	104	12,968,948.05	3.70
130,000 - 139,999	70	9,386,566.39	2.68
140,000 - 149,999	60	8,667,185.86	2.47
150,000 - 159,999	63	9,582,257.36	2.73
160,000 - 169,999	34	5,551,393.70	1.58
170,000 - 179,999	29	5,055,315.70	1.44
180,000 - 189,999	30	5,493,770.64	1.57
190,000 - 199,999	35	6,862,855.80	1.96
200,000 - 209,999	62	12,423,416.02	3.54
210,000 - 219,999	9	1,935,804.00	0.55
220,000 - 229,999	8	1,780,987.11	0.51
230,000 - 239,999	9	2,109,736.74	0.60
240,000 - 249,999	6	1,464,393.76	0.42
250,000 - 259,999	11	2,775,997.77	0.79
260,000 - 269,999	9	2,363,278.16	0.67
270,000 - 279,999	5	1,371,500.00	0.39
280,000 - 289,999	2	568,568.39	0.16
290,000 - 299,999	1	299,000.00	0.09
300,000 - 309,999	8	2,400,000.00	0.68
330,000 - 339,999	2	666,917.68	0.19
340,000 >=	9	3,498,627.09	0.99
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0.00 - 30.00	14	$630,629.45	0.18%
30.01 - 40.00	10	350,813.02	0.10
40.01 - 45.00	15	1,018,807.49	0.29
45.01 - 50.00	21	1,642,041.97	0.47
50.01 - 55.00	21	1,240,771.31	0.35
55.01 - 60.00	39	2,103,291.22	0.60
60.01 - 65.00	51	4,891,301.33	1.39
65.01 - 70.00	93	7,922,554.67	2.26
70.01 - 75.00	136	12,454,906.16	3.55
75.01 - 80.00	404	30,144,510.56	8.60
80.01 - 85.00	331	18,608,857.45	5.31
85.01 - 90.00	3,053	149,577,884.62	42.65
90.01 - 95.00	1,115	59,493,306.24	16.96
95.01 - 100.00	810	60,614,639.91	17.28
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Loan Purpose

Loan Purpose	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Purchase	3,203	172,215,499.10	49.11%
Cash Out Refinance	2,641	$166,795,408.38	47.56
Rate/Term Refinance	269	11,683,407.92	3.33
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Occupancy

Occupancy	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Owner Occupied	4,204	$279,429,159.40	79.68%
Investor	1,758	64,568,738.87	18.41
Second Home	151	6,696,417.13	1.91
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Property Type			
Property Type	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	3,751	$225,402,876.87	64.27%
PUD	1,221	67,371,022.43	19.21
Condominium	679	33,058,582.80	9.43
2-4 Family	460	24,749,733.30	7.06
CO-OP	1	60,100.00	0.02
Townhouse	1	52,000.00	0.01
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Geographic Distribution			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
California	2,793	$208,673,491.23	59.50%
New York	207	13,429,359.86	3.83
Florida	293	11,386,107.42	3.25
Arizona	280	11,099,506.66	3.17
Washington	258	11,061,898.71	3.15
Nevada	235	10,919,297.45	3.11
Virginia	196	10,188,370.65	2.91
Maryland	190	9,998,881.07	2.85
Illinois	189	8,019,980.20	2.29
Colorado	183	7,604,630.33	2.17
Oregon	157	6,612,563.21	1.89
Massachusetts	107	5,296,467.78	1.51
Georgia	136	4,079,444.94	1.16
New Jersey	85	4,076,181.86	1.16
Minnesota	123	4,041,071.53	1.15
Utah	87	3,444,852.53	0.98
Pennsylvania	96	3,083,643.09	0.88
Michigan	85	2,632,546.71	0.75
Ohio	93	2,628,509.49	0.75
North Carolina	55	1,830,700.78	0.52
Connecticut	27	1,490,823.71	0.43
District of Columbia	27	1,456,611.57	0.42

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Geographic Distribution (Cont.)			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Idaho	35	1,409,385.41	0.40
Indiana	27	1,062,491.31	0.30
Montana	12	746,702.07	0.21
Rhode Island	14	679,615.58	0.19
South Carolina	15	616,047.51	0.18
Delaware	13	451,293.78	0.13
Missouri	14	390,975.78	0.11
Tennessee	16	341,245.37	0.10
West Virginia	6	337,397.78	0.10
Oklahoma	13	279,625.81	0.08
New Hampshire	6	269,171.88	0.08
Wyoming	6	179,872.53	0.05
New Mexico	6	169,969.05	0.05
Kansas	6	161,061.96	0.05
South Dakota	3	124,300.00	0.04
Wisconsin	2	107,100.00	0.03
Kentucky	3	88,418.80	0.03
Maine	4	81,700.00	0.02
Alabama	4	65,900.00	0.02
Nebraska	3	45,400.00	0.01
Iowa	2	21,700.00	0.01
Mississippi	1	10,000.00	0.00
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Current Credit Scores			
FICO Score Rating	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
600 - 619	1	$100,000.00	0.03%
620 - 639	54	2,670,469.35	0.76
640 - 659	270	14,143,076.27	4.03
660 - 679	710	41,254,524.61	11.76
680 - 699	1,162	68,749,545.88	19.60
700 - 719	1,214	72,500,378.38	20.67
720 - 739	931	55,579,046.33	15.85
740 - 779	1,331	71,273,074.35	20.32
780 - 799	347	18,389,658.03	5.24
800 and Greater	93	6,034,542.20	1.72
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Credit Limits

Range of Credit Limits ($)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
10,000 - 19,999	610	$8,564,948.52	2.44%
20,000 - 29,999	850	20,268,698.67	5.78
30,000 - 39,999	772	25,249,443.38	7.20
40,000 - 49,999	657	27,525,477.00	7.85
50,000 - 59,999	623	29,344,560.08	8.37
60,000 - 69,999	436	25,395,031.89	7.24
70,000 - 79,999	387	25,579,398.16	7.29
80,000 - 89,999	261	19,166,660.44	5.47
90,000 - 99,999	241	19,673,186.38	5.61
100,000 - 109,999	365	27,838,202.41	7.94
110,000 - 119,999	120	12,877,656.06	3.67
120,000 - 129,999	113	12,347,345.41	3.52
130,000 - 139,999	78	9,034,839.19	2.58
140,000 - 149,999	63	7,657,150.94	2.18
150,000 - 159,999	100	11,870,900.02	3.38
160,000 - 169,999	48	6,536,714.14	1.86
170,000 - 179,999	34	4,641,616.98	1.32
180,000 - 189,999	38	5,644,911.98	1.61
190,000 - 199,999	29	4,531,587.93	1.29
200,000 - 209,999	164	21,329,577.42	6.08
210,000 - 219,999	10	2,005,831.25	0.57
220,000 - 229,999	7	1,557,487.11	0.44
230,000 - 239,999	8	1,583,779.50	0.45
240,000 - 249,999	8	1,279,653.74	0.36
250,000 - 259,999	25	4,221,447.12	1.20
260,000 - 269,999	6	1,575,000.00	0.45
270,000 - 279,999	6	1,306,100.00	0.37
280,000 - 289,999	5	1,351,598.54	0.39
290,000 - 299,999	1	299,000.00	0.09
300,000 - 309,999	26	4,987,065.87	1.42
320,000 - 329,999	1	1,000.00	0.00
330,000 - 339,999	2	666,917.68	0.19
340,000 >=	19	4,781,527.59	1.36
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Credit Limit Utilization Rates

Range of Credit Limit Utilization (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0.000	132	$6.68	0.00%
0.01 - 10.00	175	383,465.14	0.11
10.01 - 20.00	59	1,131,619.85	0.32
20.01 - 30.00	81	2,367,088.66	0.67
30.01 - 40.00	92	3,246,499.06	0.93
40.01 - 50.00	82	4,148,878.67	1.18
50.01 - 60.00	94	5,674,378.08	1.62
60.01 - 70.00	83	5,628,647.37	1.61
70.01 - 80.00	109	8,620,783.59	2.46
80.01 - 90.00	103	8,600,969.46	2.45
90.01 - 100.00	5,103	310,891,978.84	88.65
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Margins			
Range of Margins (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.249	135	$9,722,989.66	2.77%
0.250 - 0.499	178	15,150,434.31	4.32
0.500 - 0.749	391	29,334,289.25	8.36
0.750 - 0.999	435	22,609,743.58	6.45
1.000 - 1.249	379	29,841,883.49	8.51
1.250 - 1.499	298	19,475,027.73	5.55
1.500 - 1.749	322	23,395,296.67	6.67
1.750 - 1.999	361	20,982,210.99	5.98
2.000 - 2.249	354	22,111,349.65	6.31
2.250 - 2.499	517	27,001,993.77	7.70
2.500 - 2.749	673	29,826,234.22	8.50
2.750 - 2.999	434	33,651,129.88	9.60
3.000 - 3.249	484	26,936,605.19	7.68
3.250 - 3.499	584	20,474,391.19	5.84
3.500 - 3.749	211	9,443,107.02	2.69
3.750 - 3.999	136	4,336,537.90	1.24
4.000 - 4.249	80	2,777,759.41	0.79
4.250 - 4.499	84	2,013,836.00	0.57
4.500 - 4.749	20	709,102.68	0.20
4.750 - 4.999	24	597,183.96	0.17
5.000 - 5.249	6	210,650.00	0.06
5.250 - 5.749	5	73,700.00	0.02
5.750 - 5.999	2	18,858.85	0.01
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Less than 5.000	123	$11,319,948.62	3.23%
5.000 - 5.249	1	24,800.00	0.01
5.750 - 5.999	1	60,550.00	0.02
6.000 - 6.249	4	406,249.86	0.12
6.250 - 6.499	139	10,054,794.74	2.87
6.500 - 6.749	181	15,602,996.87	4.45
6.750 - 6.999	383	27,898,065.24	7.96
7.000 - 7.249	420	21,960,555.68	6.26
7.250 - 7.499	363	27,482,494.27	7.84
7.500 - 7.749	282	17,195,579.69	4.90
7.750 - 7.999	313	22,490,780.77	6.41
8.000 - 8.999	1,864	96,665,607.64	27.56
9.000 - 9.999	1,695	89,121,976.30	25.41
10.000 - 10.999	308	9,518,381.76	2.71
11.000 - 11.999	35	881,533.96	0.25
12.000 - 12.999	1	10,000.00	0.00
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Maximum Loan Rates			
Maximum Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
12.000 - 12.999	4	$335,461.11	0.10%
18.000 - 18.999	6,109	350,358,854.29	99.90
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Original Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
180 Months	5,184	$295,405,355.78	84.23%
240 Months	2	110,500.00	0.03
300 Months	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Remaining Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
179 and Less	5,183	$295,363,855.78	84.22%
180 - 239	3	152,000.00	0.04
240 - 299	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Original Draw Period			
Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
5 Years	5,186	$295,515,855.78	84.27%
15 Years	927	55,178,459.62	15.73
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Remaining Draw Period			
Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0 - 4	1	$59,712.14	0.02%
20 - 24	1	36,673.76	0.01
30 - 34	1	20,276.02	0.01
45 - 49	4	84,888.39	0.02
50 - 54	88	4,685,609.27	1.34
55 - 59	5,090	290,587,196.20	82.86
60 - 64	1	41,500.00	0.01
170 - 174	20	1,203,169.66	0.34
175 - 179	907	53,975,289.96	15.39
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Lien Position			
Lien Position	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
First Lien	4	$447,597.11	0.13%
Second Lien	6,109	350,246,718.29	99.87
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Documentation Programs			
Program	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Stated Income	4,575	$279,043,684.73	79.57
Full/Alternative	1,358	61,645,957.40	17.58
Stated/Stated	166	8,874,577.64	2.53
No Ratio	14	1,130,095.63	0.32
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Teaser Expiration Date			
Date	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
N/A	5,990	339,469,685.58	96.80
August 2005	15	$1,539,967.72	0.44%
September 2005	86	7,744,057.01	2.21
October 2005	22	1,940,605.09	0.55
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business August 1st, 2005 (Statistical Calculation Date)

Initial Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Subsequent Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Index			
Index	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Prime	6,113	$350,694,315.40	100.00%
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Months to Next Rate Adjustment			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
1 Month	6,083	$347,788,443.75	99.17%
2 Months	30	2,905,871.65	0.83
Total:	**6,113**	**$350,694,315.40**	**100.00%**

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Brad Andres Managing Director	(212) 272-6887	bandres@bear.com
Sally Kawana Vice President	(212) 272-3509	skawana@bear.com
G. Scott Tabor	(212) 272-5925	gtabor@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Deepika Kothari	(201) 915-8732	deepika.kothari@moodys.com
Standard & Poor's Kyle Beauchamp	(212) 438-2505	kyle_beauchamp@sandp.com
Fitch Ratings Alla Sirotic	(212) 908-0732	alla.sirotic@fitchratings.com